Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ Q2 2021

Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2021 second-quarter results

Company announces share buyback program and expects Tasiast mill to re-start in Q4 2021

Toronto, Ontario – July 28, 2021 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the second-quarter ended June 30, 2021.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on pages 21 to 23. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2021 second-quarter highlights:

	Q2 2021 results	First six months 2021 results	Revised 2021 guidance (+/- 5%)
Gold equivalent production[1] (ounces)	538,091	1,096,868	2.1 million
Production cost of sales[1,2] ($ per Au eq. oz.)	$830	$793	$830
All-in sustaining cost[1,2] ($ per Au eq. oz.)	$1,069	$1,022	$1,110
Capital expenditures	$205.4 million	$409.6 million	$900 million

•	Kinross is on track to meet its revised production guidance of 2.1 million Au eq. oz. (+/- 5%) previously disclosed on June 21, 2021, and continues to expect production to increase in 2022 and 2023 to 2.7 million and 2.9 million Au eq. oz. (+/- 5%), respectively.
•	The Company today revised its 2021 guidance for production cost of sales per Au eq. sold and all-in sustaining cost per Au eq. sold to $830 and $1,110, from $790 and $1,025, (+/- 5%) respectively.
•	Attributable margins[3] of $984 per Au eq. oz. sold in Q2 2021.
•	Adjusted operating cash flow[2] of $363.8 million, operating cash flow of $388.2 million and free cash flow[2] of $182.8 million in Q2 2021.
•	Reported net earnings[4] of $119.3 million, or $0.09 per share, and adjusted net earnings[2] of $156.5 million, or $0.12 per share, in Q2 2021.
•	Cash and cash equivalents of $675.6 million, after repaying $500 million in debt during the quarter, with total liquidity of approximately $2.2 billion, at June 30, 2021.
•	Kinross expects to re-start the Tasiast mill in Q4 2021 following encouraging results from further investigations relating to the mill fire on June 15, 2021, with reduced anticipated re-start costs of up to $35 million.
•	On July 15, 2021, Kinross completed a definitive agreement with the Government of Mauritania that provides enhanced certainty on Tasiast’s economics and underpins the parties’ partnership.
•	The Tasiast 24k and La Coipa Restart projects remain on schedule to be completed in mid-2023 and mid-2022, respectively. The Manh Choh, Udinsk and Lobo-Marte project studies are proceeding as planned.
•	The Company received approval from the Toronto Stock Exchange to establish a normal course issuer bid program and is authorized to purchase up to 5% of the Company’s issued and outstanding common shares.
•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share.
•	Kinross released its 2020 Sustainability Report and its inaugural Climate Report. Kinross’ ESG performance continues to rank in the top quartile of its peer groups as measured by the major ESG rating agencies.

1 Unless otherwise stated, production, production cost of sales per Au eq. oz., and all-in-sustaining costs per Au eq. oz., in this news release are based on Kinross’ 90% share of Chirano production and costs, and 70% share of Manh Choh costs.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 15 to 21.

3 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

4 Net earnings figures represent “net earnings from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2021 second-quarter results:

“During the second quarter, Kinross continued to generate robust free cash flow, which more than doubled compared with the previous quarter. Our excellent free cash flow, as well as the strength of our investment grade balance sheet and growing production profile, underpin today’s announcement of a share buyback program and our continuing quarterly dividend, which supports our commitment to enhance shareholder value.

Our future growth strategy is also advancing well, with Tasiast 24k and La Coipa on schedule to be completed in mid-2023 and mid-2022, respectively. The Manh Choh, Udinsk and Lobo-Marte project studies are all proceeding as planned. Additionally, our global portfolio is on track to meet our revised production guidance for the year.”

Despite the impact of the Tasiast mill fire on our 2021 production and cost guidance, we continue to expect our production to increase to 2.7 million in 2022 and 2.9 million ounces in 2023. Our investigations regarding the mill fire have been encouraging and we expect the mill to restart in Q4 2021, at a lower cost than initial estimates. We also completed a definitive agreement with the Government of Mauritania to provide enhanced certainty on Tasiast’s economics.”

“We were also pleased to release our Sustainability Report, which provides a transparent account of our strong ESG performance, as well as our inaugural Climate Report, strengthening our reporting in this important area.”

Financial results

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2021	2020	2021	2020
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	541,954	575,846	1,105,120	1,147,620
Sold(c)	551,871	588,485	1,104,069	1,145,161

Attributable gold equivalent ounces(a)
Produced(c)	538,091	571,978	1,096,868	1,139,305
Sold(c)	547,819	584,477	1,095,903	1,137,219

Financial Highlights
Metal sales	$1,000.9	$1,007.2	$1,987.4	$1,887.0
Production cost of sales	$460.0	$428.5	$879.9	$849.8
Depreciation, depletion and amortization	$225.8	$210.4	$432.8	$403.5
Reversals of impairment charges - net	$-	$48.3	$-	$48.3
Operating earnings	$193.9	$321.1	$436.2	$513.7
Net earnings attributable to common shareholders	$119.3	$195.7	$268.8	$318.4
Basic earnings per share attributable to common shareholders	$0.09	$0.16	$0.21	$0.25
Diluted earnings per share attributable to common shareholders	$0.09	$0.15	$0.21	$0.25
Adjusted net earnings attributable to common shareholders(b)	$156.5	$194.0	$349.3	$321.4
Adjusted net earnings per share(b)	$0.12	$0.15	$0.28	$0.26
Net cash flow provided from operating activities	$388.2	$432.8	$668.0	$732.4
Adjusted operating cash flow(b)	$363.8	$416.9	$763.4	$835.5
Capital expenditures(d)	$205.4	$214.3	$409.6	$405.7
Free cash flow(b)	$182.8	$218.5	$258.4	$326.7
Average realized gold price per ounce(b)	$1,814	$1,712	$1,800	$1,648
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$834	$728	$797	$742
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$830	$725	$793	$739
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$802	$707	$765	$722
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$1,048	$971	$1,001	$976
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$1,069	$984	$1,022	$988
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,364	$1,208	$1,321	$1,226
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,376	$1,217	$1,334	$1,233

(a)	"Total includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on pages 15 to 21.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter of 2021 was 68.05:1 (second quarter of 2020 - 104.49:1). The ratio for the first six months of 2021 was 68.19:1 (first six months of 2020 - 98.85:1).
(d)	“Capital expenditures” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows.

p. 2 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following operating and financial results are based on 2021 second-quarter gold equivalent production. Production and cost measures are on an attributable basis:

Production1: Kinross produced 538,091 Au eq. oz. in Q2 2021, compared with 571,978 Au eq. oz. in Q2 2020. The decrease was mainly due to lower production at Tasiast, Bald Mountain and Kupol, partially offset by higher production at Paracatu and Fort Knox.

Average realized gold price2: The average realized gold price increased 6% to $1,814 per ounce compared with $1,712 per ounce for Q2 2020.

Revenue: Revenue was $1,000.9 million in Q2 2021, largely in line with $1,007.2 million in Q2 2020.

Production cost of sales1, 2: Production cost of sales per Au eq. oz. was $830 in Q2 2021, compared with $725 per Au eq. oz. in Q2 2020, mainly due to higher costs at Paracatu, Tasiast and Round Mountain.

Production cost of sales per Au oz. on a by-product basis was $802 in Q2 2021, compared with $707 per Au eq. oz. in Q2 2020, based on attributable gold sales of 532,636 and attributable silver sales of 1,033,171 ounces.

Margins3: Kinross’ attributable margin per Au eq. oz. was $984 for Q2 2021, compared with a Q2 2020 margin of $987 per Au eq. oz.

All-in sustaining cost1, 2: All-in sustaining cost per Au eq. oz. was $1,069 for Q2 2021, compared with $984 per Au eq. oz. in Q2 2020, mainly due to higher cost of sales per Au eq. oz. sold and lower production.

Operating cash flow: Adjusted operating cash flow2 was $363.8 million in Q2 2021, which decreased compared with $416.9 million in Q2 2020.

Net operating cash flow was $388.2 million for Q2 2021, compared with $432.8 million in Q2 2020.

Free cash flow2: Free cash flow was $182.8 million in Q2 2021, compared with $218.5 million for Q2 2020, mainly due to the decrease in operating cash flow.

Earnings: Adjusted net earnings2 were $156.5 million, or $0.12 per share, for Q2 2021, compared with $194.0 million, or $0.15 per share, for Q2 2020, primarily due to a decrease in gold equivalent ounces sold and expected higher operating waste mined.

Reported net earnings4 were $119.3 million, or $0.09 per share, for Q2 2021, compared with $195.7 million, or $0.16 per share, for Q2 2020. The decrease was mainly due to lower operating earnings, partially offset by a decrease in income tax expense.

Capital expenditures: Capital expenditures decreased to $205.4 million for Q2 2021, compared with $214.3 million for Q2 2020, mainly due to less capital stripping activities at Bald Mountain, Round Mountain and Fort Knox, partially offset by increased spending at Tasiast, and the La Coipa, Lobo-Marte and Udinsk projects.

Balance sheet

As of June 30, 2021, Kinross had cash and cash equivalents of $675.6 million, compared with $1,210.9 million at December 31, 2020. The decrease during the quarter was primarily due to the $500 million repayment of Senior Notes on June 1, 2021 and capital expenditures, partially offset by operating cash flow.

The Company had additional available credit of $1,563.6 million as of June 30, 2021, for total liquidity of approximately $2.2 billion.

The Company’s investment grade credit rating profile from the three major rating agencies has been further enhanced in 2021, with Moody’s Investor Services moving to a positive outlook earlier this year followed by an upgrade from Fitch Ratings in Q2 2021.

p. 3 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Effective July 23, 2021, the Company amended its $1,500 million revolving credit facility to extend the maturity date by approximately two years, from August 10, 2024 to July 23, 2026.

Share buyback and dividend

Kinross is committed to enhancing shareholder returns through programs such as a share buyback and its quarterly dividend, which are underpinned by the Company’s investment grade balance sheet, strong free cash flow and growing production profile from its global portfolio.

On July 28, 2021, Kinross received approval from the Toronto Stock Exchange to establish a normal course issuer bid (“NCIB”) program. Under the NCIB program, the Company is authorized to purchase up to 63,096,676 of its common shares (out of the 1,261,933,539 common shares outstanding as at July 27, 2021) representing 5% of the Company’s issued and outstanding common shares, during the period starting on August 3, 2021 and ending on August 2, 2022.

As part of its continuing quarterly dividend program, the Company declared a dividend of $0.03 per common share payable on September 2, 2021 to shareholders of record on as of August 19, 2021.

Tasiast mill fire update

Kinross continues to prioritize work to re-start the Tasiast mill after the fire on June 15, 2021. The Company has assembled a team to coordinate the mill re-start work with the 24k project to evaluate synergies.

To date, the results of the investigations and mechanical inspections related to the mill fire have been encouraging. The mill is in good working condition and has been turned during testing using the gearless motor drive.

See the following link for a video of the mill re-start test: https://youtu.be/isDf3_YKWko

The mill shell and discharge bearing, which are also key areas in evaluating the time and cost required to re-start the mill, are also in good condition and support an expected mill re-start in Q4 2021. Mill re-start cost estimates were lowered to up to $35 million, compared with the initial estimate of up to $50 million. A new trommel screen has been ordered and the expected delivery supports the planned timeline.

Operating results

The Company’s comprehensive response to the COVID-19 pandemic continued to maintain the safety of its global workforce and mitigate operational impacts. Kinross is seeing increased potential to return to pre-pandemic operating environments at most of the jurisdictions where it operates, in line with public health guidelines and as a result of lower COVID-19 rates.

Mine-by-mine summaries for 2021 second-quarter operating results may be found on pages 10 and 14. Highlights include the following:

Americas

Paracatu continued to perform well in Q2 2021, with production increasing quarter-over-quarter and year-over-year mainly due to the timing of ounces processed through the mill, largely offset by lower throughput and grades. Cost of sales per ounce sold was higher for both comparable periods primarily as a result of higher operating waste mined, increases in maintenance and power costs, and inflationary pressures on consumables and labour.

At Round Mountain, production was lower quarter-over-quarter and year-over-year mainly due to deferred mining in the north wall of the Phase W area as a result of wall instability detected in Q1 2021, as well as anticipated lower mill grades. Proactive mitigation efforts have been successful and stabilized the wall. These measures include dewatering and moving waste material at the top of the pit, which has resulted in some unplanned gold recoveries. Mining continued in other parts of the pit during the quarter. The mine optimization program – which is evaluating further de-risking initiatives to enhance the stability of the wall and the Phase S pushback – is advancing well and is expected to be completed in Q2 2022. Cost of sales per ounce sold was largely in line with the previous quarter and increased year-over-year mainly due to lower production, higher taxes and higher operating waste mined.

p. 4 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

At Fort Knox, production was higher compared with Q1 2021 and Q2 2020 primarily due to an increase of ounces recovered from the new Barnes Creek heap leach pad. Cost of sales per ounce sold increased compared with the previous quarter mainly due to higher operating waste mined, but decreased compared with the previous year primarily due to more lower-cost ounces produced from the new Barnes Creek heap leach pad.

At Bald Mountain, production was lower compared with Q1 2021 and Q2 2020 mainly due to the timing of ounces recovered from the heap leach pads as the operation mined through carbonaceous material in the Vantage pit at the beginning of the quarter. Cost of sales per ounce sold was higher quarter-over-quarter mainly as a result of lower production and higher fuel costs. Cost of sales per ounce sold also increased year-over-year mainly due to lower production, higher operating waste mined and higher reagent costs.

Russia

Kupol and Dvoinoye continued their consistent and solid performance, with production and cost of sales per ounce sold in line with the previous quarter. Production was lower than the previous year as a result of anticipated lower grades with the completion of mining activities at Dvoinoye. Cost of sales per ounce sold was slightly higher year-over-year mainly due to the lower production.

West Africa

At Tasiast, production was lower quarter-over-quarter and year-over-year primarily due to the mill fire on June 15, 2021, with lower mill grades prior to the incident also contributing to the reduction. Cost of sales per ounce sold was higher versus both comparable periods mainly due to lower production and higher royalties. Increased maintenance costs also contributed to the year-over-year increase.

At Chirano, production was lower compared with Q1 2021 mainly due to lower grades from the underground deposit related to mine sequencing, which was partially offset by higher mill throughput. Production was largely in line year-over-year. Cost of sales per ounce sold was higher compared with Q1 2021 primarily due to lower production, and was higher year-over-year mainly due to contractor, maintenance and energy costs.

Development projects

Tasiast 24k

The Tasiast 24k project remains on schedule to increase throughput capacity to 24,000 tonnes per day by mid-2023. As previously disclosed, due to the impacts of the mill fire, the mine is now expected to reach 21,000 tonnes per day in Q1 2022. The first phase of the project is now 90% complete as only three days were lost due to the fire. Power plant construction continued to advance well and commissioning activities have commenced with the plant expected to be operational in late Q4 2021. The thickener is also advancing well, with hydro testing now completed.

Chulbatkan – Udinsk

Kinross continues to advance Udinsk, the first project that is expected to be developed on the larger Chulbatkan license. The project’s pre-feasibility study (“PFS”) is on track to be completed in Q4 2021 and is focused on fast-tracking construction. Kinross is targeting a declaration of mineral reserves at year-end following the expected completion of the PFS. Infrastructure work has also commenced, including establishing camp facilities on site. Work on a study to connect the project to the regional grid via a power line is advancing well. First production at Udinsk is anticipated to occur in 2025.

p. 5 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Alaska projects

During the quarter, the Company completed a scoping study on the 70%-owned Manh Choh project in Alaska, located approximately 400 kilometres southeast of Fort Knox. With the exception of capital expenditures, the results of the scoping study are largely in line with the estimates at the time of acquisition for the synergistic, low-cost, high-margin project. The initial scoping study capital expenditure estimate is $150 million, which has increased by approximately $50 million compared with assumptions at the time of acquisition (both on a 100% basis). The increase is in part due to strategic decisions that are expected to de-risk the project and improve operational cost efficiencies, including reducing the use of contractors. A better understanding of project site conditions such as topography and environment also contributed to the capital estimate increase. Manh Choh is now proceeding to a feasibility study, which is expected to be completed by the end of 2022, with production expected to commence in 2024.

Development work on the Gil satellite pits, which are located approximately 13 kilometres east of Fort Knox, is proceeding as planned, with production expected to commence in Q4 2021.

La Coipa Restart and Lobo-Marte

The La Coipa Restart project continues to advance well and is on budget and schedule to commence production in mid-2022, with pre-stripping progressing as planned. Fleet refurbishments are now complete, and plant refurbishments and mine road construction are both advancing well. The Company continues to study potential mine life extensions by incorporating adjacent deposits into La Coipa’s mine plan.

The Lobo-Marte feasibility study is advancing and is on schedule to be completed in Q4 2021. Permitting work is ongoing, including environmental studies and community consultations. The Company is targeting production to commence in 2027, subject to permitting and after the completion of mining at La Coipa, with construction potentially starting in 2025. Kinross continues to believe that Lobo-Marte has the potential to be a long-life, cornerstone asset with attractive costs.

Exploration update

Exploration activities during the first half of 2021 continued to focus on promising targets around current operations and areas where existing infrastructure can be leveraged. Highlights include:

Kupol: A total of approximately 22,200 metres has been drilled in the first half of 2021 in the Chukotka region. Targets at the south end of the Kupol vein were tested, intersecting narrow, but high grade veins. As part of the regional Kupol Synergy Zone of Influence project (“KSP”), which is targeting the 130 kilometres radius around Kupol based on an economic trucking distance to the mill, exploration camps were established at the priority Kayanmyvaam and Kavralanskaya licenses, located approximately 100 kilometres east and 100 kilometres south of Kupol, respectively. High grade targets were encountered in both areas and exploration will continue to focus on these targets for the rest of 2021, including regional geochemical and geophysical programs in support of drilling.

Chirano: Exploration at Chirano showed promising results during the first half of the year as the Company continued to target multi-year mine life extensions and additions to its mineral resource estimates at year-end. To date in 2021, a total of approximately 15,600 metres of drilling was completed.

At Obra, development of an exploration drift that is expected to provide optimized drilling positions to target high-grade plunging shoots is ongoing, and is scheduled to be completed in Q3 2021. To expedite drilling, a temporary drilling pad was built in June. The results of the first hole exceeded expectations with mineralized width greater than previously interpreted.

Underground drilling was also carried out at Suraw, Akoti South and Tano and surface drilling at the Mamnao West orebodies. Drilling at Akoti South has extended known mineralization to the immediate south of the reserve area, while at Tano, two mineralised west splays have been identified.

p. 6 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Chulbatkan-Udinsk: Exploration activities at Udinsk focused on an infill drilling program and completing the PFS geotechnical drilling program. On the larger Chulbatkan license, exploration drilling has commenced five kilometres northeast of the Udinsk resource pit, along the Chulbatkan Fault. Mineralization has been encountered, including on the hanging wall side of the fault. In the second half of 2021, surface exploration activities will include soil geochemical sampling and geophysical surveys within both the original Chulbatkan license area and the newer surrounding licenses acquired in late 2020.

Round Mountain: Drilling continued at Phase X, which is the northwest continuation of Phase W mineralization, with encouraging results. Exploration work is focused on infill drilling and extending the known mineralization, as well as improving the geologic model and assessing mine planning options with the goal of delineating high-grade material for potential underground mining. At Gold Hill, which is located approximately six kilometres north of the Round Mountain pit, a different style of mineralization is being targeted with high grade gold-silver veins extending to the west under cover. Approximately 3,000 metres have been drilled thus far in 2021 at Round Mountain.

Curlew Basin Exploration (“CBX”) Project: The CBX exploration program has focused on areas around the historic K2 mine, which is located approximately 35 kilometres north of the Kettle River mill. Exploration activities continue to target incremental high-margin ounces proximal to, and extensions of, the K2 and K5 deposits by constructing a series of exploration drifts to explore the highly prospective areas. Decline rehabilitation and development is ahead of schedule, with underground drilling expected to commence in Q3 2021, and continue into 2022. Other targets are currently being drilled from surface, including an extension to the known Marlin vein. Approximately 3,200 metres have been drilled in the first half of 2021.

Manh Choh: Exploration for near mine extensions has commenced at Manh Choh, and, in the first half of 2021, a total of approximately 3,900 metres of core drilling was completed at the East Peak, Forks, and Ridgeline targets, as well as four North Pit infill holes, which were extended for exploration purposes. Two of these holes intersected mineralization below the scoping study depth.

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on pages 21 to 23.

The Company is on track to meet its revised 2021 production guidance of 2.1 million Au eq. oz. (+/- 5%), which was previously disclosed on June 21, 2021. Kinross continues to expect annual production to increase to 2.7 million Au eq. oz. (+/- 5%) in 2022 and 2.9 million Au eq. oz. (+/- 5%) in 2023, which was initially disclosed in October 2020.

Kinross has revised its 2021 production cost of sales guidance to $830 per Au eq. oz. (+/- 5%) compared with $790 per Au eq. oz. (+/- 5%) previously disclosed on February 10, 2021. The change is mainly as a result of impacts from the Tasiast mill fire, increased royalty costs due to higher gold prices, and industry-wide inflationary pressures. The Company expects 2022 cost of sales to benefit from the higher production outlook, along with lower cost ounces at Tasiast and La Coipa, and will continue to monitor inflationary pressures.

The Company has also revised its 2021 all-in sustaining cost guidance to $1,110 per Au eq. oz. (+/- 5%) from $1,025 per Au eq. oz. (+/- 5%), mainly due to changes to cost of sales guidance and the expected lower production for 2021.

Other operating costs are now expected to be approximately $285 million (+/- 5%) for 2021, compared with the previous guidance of approximately $150 million. The increase is mainly as a result of the impact of the Tasiast mill fire, including fixed costs incurred during the suspension of milling operations, mill re-start costs and wall instability mitigation measures at Round Mountain. Depreciation, depletion and amortization for 2021 is now forecast to be $410 per Au eq. oz. (+/-5%), compared with the previous forecast of $390 per Au eq. oz. (+/- 5%), primarily due to deferred production at Tasiast.

Kinross remains on track to meet its 2021 capital expenditures guidance of $900 million (+/- 5%).

p. 7 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Definitive agreement with Government of Mauritania completed

On July 15, 2021, the Company signed a definitive agreement with the Government of Mauritania (the “Government”) that confirms the key terms of the agreement in principle signed on June 15, 2020.

The agreement underpins the ongoing partnership between Kinross and the Government. The Government has also expressed its full support for the Company’s efforts to re-start the Tasiast mill and is working with the Company on prioritizing efforts and processes to achieve this shared objective.

Sustainability update

Kinross published its 2020 Sustainability Report on July 26, 2021, which details the Company’s strong performance across the areas of environmental stewardship, social engagement and governance over 2020.

Kinross’ ESG performance consistently ranks in the top quartile of its peer group, as measured by the S&P Corporate Sustainability Assessment (CSA), Sustainalytics, MSCI, ISS Oekom, Vigeo Eiris, CDP, and Refinitiv. Kinross was also recognized through inclusion in the S&P Sustainability Yearbook 2021, marking the eighth consecutive year in the industry’s top tier for ESG performance, and by MSCI for its “A” level rating.

The health and safety of its workforce remains Kinross’ first priority, and the Company reported 2020 safety rates that were among the lowest compared with its peers and on par with low risk, non-industrial sectors. Tragically, however, Kinross had an employee fatality at Round Mountain in November 2020, the first employee fatality since 2017, and in June 2021, Kinross also had an employee fatality at Chirano. Kinross continues to focus efforts on enhancing safety and risk management systems across its global operations.

Environmental protection and addressing the risks associated with climate change continue to be areas of focus for the Company. In line with the goals of the Paris Agreement, Kinross is committed to being a net-zero GHG emissions company by 2050, and is currently developing a strategy that will include tangible GHG reduction targets for 2030 that it expects to finalize by year-end. Kinross also published its inaugural Climate Report, following the Task Force on Climate-related Financial Disclosures (TCFD) recommendations to provide stakeholders with timely information about the Company’s efforts to address climate change and manage risk.

Consistent with its commitment to making a positive contribution in the communities where it operates, Kinross generated significant benefits through global spending of $3.4 billion in 2020. This included $357 million in payments to governments, $1.9 billion in payments to suppliers in host countries and $777 million in employee wages and benefits. Throughout the year, community investments supported over 939,000 beneficiaries.

Kinross also advanced its Inclusion and Diversity efforts, including supporting Canada’s BlackNorth Initiative, along with 450 other organizations, by setting out specific commitments to help build a more inclusive and diverse workplace. Kinross also maintained its Board of Directors diversity target of 33% women and increased the percentage of women in senior management roles in 2020 to 17%. Notably, 99% of Kinross’ employees are nationals of its host countries, as well as 87% of management.

The Company’s 2020 Sustainability Report follows the Global Reporting Initiative (GRI) standards for sustainability reporting, and was prepared largely in accordance with the GRI ‘Core’ option of reporting. It also serves as the Kinross’ Communication on Progress under the UN Global Compact (UNGC) to fulfill its commitment to report and identify content pertinent to the Ten Principles of the UNGC. For the second consecutive year, Kinross also reported, where possible, in alignment with the Sustainability Accounting Standards Board (SASB) Metals and Mining Standard.

p. 8 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, July 29 12, 2021 at 8:00 a.m. EDT to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (833) 968-2237; Passcode: 2555878

Outside of Canada & US – (825) 312-2059; Passcode: 2555878

Replay (available up to 14 days after the call):

Canada & US toll-free – (800) 585-8367; Passcode: 2555878

Outside of Canada & US – +1 (416) 621-4642; Passcode: 2555878

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2021 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2021 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Our focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 9 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30, (unaudited)		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2021	2020	2021	2020	2021	2020	2021	2020

Fort Knox	63,302	56,031	62,163	56,465	$ 67.7	$ 66.1	$ 1,089	$ 1,171
Round Mountain	67,928	74,351	71,935	71,087	60.2	51.6	837	726
Bald Mountain	36,887	48,368	41,383	49,594	41.6	42.7	1,005	861
Paracatu	150,919	138,851	143,474	140,646	108.7	83.6	758	594
Maricunga	-	-	580	1,159	0.4	0.8	690	690
Americas Total	319,036	317,601	319,535	318,951	278.6	244.8	872	768

Kupol	121,855	130,983	121,124	130,771	74.5	79.3	615	606
Russia Total	121,855	130,983	121,124	130,771	74.5	79.3	615	606

Tasiast	62,438	88,579	70,695	98,679	53.2	57.8	753	586
Chirano (100%)	38,625	38,683	40,517	40,084	53.7	46.6	1,325	1,163
West Africa Total	101,063	127,262	111,212	138,763	106.9	104.4	961	752

Operations Total	541,954	575,846	551,871	588,485	460.0	428.5	834	728
Less Chirano non-controlling interest (10%)	(3,863)	(3,868)	(4,052)	(4,008)	(5.4)	(4.7)
Attributable Total	538,091	571,978	547,819	584,477	$ 454.6	$ 423.8	$ 830	$ 725

Six months ended June 30, (unaudited)		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2021	2020	2021	2020	2021	2020	2021	2020

Fort Knox	119,117	107,697	117,724	107,233	$ 125.4	$ 130.7	$ 1,065	$ 1,219
Round Mountain	142,214	158,816	145,813	156,802	123.3	107.7	846	687
Bald Mountain	88,295	90,456	89,633	91,970	78.6	78.4	877	852
Paracatu	277,466	263,217	270,285	261,843	191.5	171.1	709	653
Maricunga	-	-	1,311	2,470	0.9	1.6	686	648
Americas Total	627,092	620,186	624,766	620,318	519.7	489.5	832	789

Kupol	244,107	251,868	243,277	252,795	149.2	156.2	613	618
Russia Total	244,107	251,868	243,277	252,795	149.2	156.2	613	618

Tasiast	151,402	192,416	154,365	192,629	104.5	109.7	677	569
Chirano (100%)	82,519	83,150	81,661	79,419	106.5	94.4	1,304	1,189
West Africa Total	233,921	275,566	236,026	272,048	211.0	204.1	894	750

Operations Total	1,105,120	1,147,620	1,104,069	1,145,161	879.9	849.8	797	742
Less Chirano non-controlling interest (10%)	(8,252)	(8,315)	(8,166)	(7,942)	(10.7)	(9.4)
Attributable Total	1,096,868	1,139,305	1,095,903	1,137,219	$ 869.2	$ 840.4	$ 793	$ 739

p. 10 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	June 30,	December 31,
	2021	2020

Assets
Current assets
Cash and cash equivalents	$ 675.6	$ 1,210.9
Restricted cash	12.0	13.7
Accounts receivable and other assets	166.8	122.3
Current income tax recoverable	16.5	29.9
Inventories	1,150.8	1,072.9
	2,021.7	2,449.7
Non-current assets
Property, plant and equipment	7,590.8	7,653.5
Goodwill	158.8	158.8
Long-term investments	107.0	113.0
Investment in joint venture	18.2	18.3
Other long-term assets	561.4	537.2
Deferred tax assets	5.0	2.7
Total assets	$ 10,462.9	$ 10,933.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 469.4	$ 479.2
Current income tax payable	64.4	114.5
Current portion of long-term debt and credit facilities	30.0	499.7
Current portion of provisions	65.3	63.8
Other current liabilities	32.0	49.7
Deferred payment obligation	-	141.5
	661.1	1,348.4
Non-current liabilities
Long-term debt and credit facilities	1,397.4	1,424.2
Provisions	865.0	861.1
Long-term lease liabilities	43.4	46.3
Other long-term liabilities	123.0	102.4
Deferred tax liabilities	485.4	487.8
Total liabilities	$ 3,575.3	$ 4,270.2

Equity
Common shareholders' equity
Common share capital	$ 4,490.5	$ 4,473.7
Contributed surplus	10,697.2	10,709.0
Accumulated deficit	(8,369.4)	(8,562.5)
Accumulated other comprehensive income (loss)	1.5	(23.7)
Total common shareholders' equity	6,819.8	6,596.5
Non-controlling interests	67.8	66.5
Total equity	6,887.6	6,663.0
Total liabilities and equity	$ 10,462.9	$ 10,933.2

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,261,933,539	1,258,320,461

p. 11 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Revenue
Metal sales	$ 1,000.9	$ 1,007.2	$ 1,987.4	$ 1,887.0

Cost of sales
Production cost of sales	460.0	428.5	879.9	849.8
Depreciation, depletion and amortization	225.8	210.4	432.8	403.5
Reversal of impairment charge	-	(48.3)	-	(48.3)
Total cost of sales	685.8	590.6	1,312.7	1,205.0
Gross profit	315.1	416.6	674.7	682.0
Other operating expense	55.8	52.9	113.7	74.8
Exploration and business development	34.0	17.9	59.4	37.0
General and administrative	31.4	24.7	65.4	56.5
Operating earnings	193.9	321.1	436.2	513.7
Other (expense) income - net	(14.9)	9.2	(12.6)	8.6
Finance income	1.7	1.0	3.5	3.0
Finance expense	(20.0)	(32.8)	(39.3)	(58.5)
Earnings before tax	160.7	298.5	387.8	466.8
Income tax expense - net	(42.3)	(102.5)	(120.2)	(147.5)
Net earnings	$ 118.4	$ 196.0	$ 267.6	$ 319.3
Net earnings (loss) attributable to:
Non-controlling interests	$ (0.9)	$ 0.3	$ (1.2)	$ 0.9
Common shareholders	$ 119.3	$ 195.7	$ 268.8	$ 318.4

Earnings per share attributable to common shareholders
Basic	$ 0.09	$ 0.16	$ 0.21	$ 0.25
Diluted	$ 0.09	$ 0.15	$ 0.21	$ 0.25

Weighted average number of common shares outstanding (millions)
Basic	1,261.3	1,257.6	1,260.2	1,256.1
Diluted	1,270.1	1,268.5	1,269.2	1,266.9

p. 12 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)
	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2021	2020	2021	2020
Net inflow (outflow) of cash related to the following activities:
Operating:
Net earnings	$ 118.4	$ 196.0	$ 267.6	$ 319.3
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	225.8	210.4	432.8	403.5
Reversal of impairment charge	-	(48.3)	-	(48.3)
Share-based compensation expense	2.2	2.8	6.0	7.3
Finance expense	20.0	32.8	39.3	58.5
Deferred tax (recovery) expense	(17.9)	44.1	(16.8)	112.5
Foreign exchange losses (gains) and other	15.3	(20.9)	34.5	(17.3)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(19.2)	(49.1)	(24.3)	(127.7)
Inventories	(8.0)	31.6	(7.7)	39.3
Accounts payable and accrued liabilities	93.8	96.4	103.9	112.2
Cash flow provided from operating activities	430.4	495.8	835.3	859.3
Income taxes paid	(42.2)	(63.0)	(167.3)	(126.9)
Net cash flow provided from operating activities	388.2	432.8	668.0	732.4
Investing:
Additions to property, plant and equipment	(205.4)	(214.3)	(409.6)	(405.7)
Interest paid capitalized to property, plant and equipment	(7.8)	(3.8)	(31.7)	(26.1)
Acquisitions	-	-	(141.5)	(128.3)
Net additions to long-term investments and other assets	(13.8)	(1.4)	(16.5)	(3.3)
Net proceeds from the sale of property, plant and equipment	0.2	0.7	0.6	2.2
(Increase) decrease in restricted cash - net	(0.7)	(24.9)	1.7	(23.1)
Interest received and other - net	0.7	0.7	1.4	1.7
Net cash flow used in investing activities	(226.8)	(243.0)	(595.6)	(582.6)
Financing:
Proceeds from drawdown of debt	-	200.0	-	950.0
Repayment of debt	(500.0)	-	(500.0)	(100.0)
Interest paid	(3.3)	(3.4)	(26.9)	(29.0)
Payment of lease liabilities	(8.0)	(4.8)	(15.6)	(9.5)
Dividends paid to common shareholders	(37.9)	-	(75.7)	-
Other - net	4.3	2.0	8.9	(4.6)
Net cash flow (used in) provided from financing activities	(544.9)	193.8	(609.3)	806.9
Effect of exchange rate changes on cash and cash equivalents	3.0	4.9	1.6	(4.7)
(Decrease) increase in cash and cash equivalents	(380.5)	388.5	(535.3)	952.0
Cash and cash equivalents, beginning of period	1,056.1	1,138.6	1,210.9	575.1
Cash and cash equivalents, end of period	$ 675.6	$ 1,527.1	$ 675.6	$ 1,527.1

p. 13 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (a)	Ore Processed (Milled) (a)	Ore Processed (Heap Leach) (a)	Grade (Mill)	Grade (Heap Leach)	Recovery (b)(h)	Gold Eq Production (e)	Gold Eq Sales (e)	Production cost of sales	Production cost of sales/oz	Cap Ex (g)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q2 2021	100	9,560	1,939	7,864	0.70	0.22	81%	63,302	62,163	$ 67.7	$ 1,089	$ 18.7	$ 26.7
		Q1 2021	100	8,174	1,751	7,396	0.57	0.20	80%	55,815	55,561	$ 57.7	$ 1,038	$ 25.4	$ 22.5
		Q4 2020	100	8,456	2,583	7,021	0.61	0.20	80%	57,523	57,849	$ 51.1	$ 883	$ 46.0	$ 23.2
		Q3 2020	100	7,202	2,664	5,497	0.67	0.19	83%	72,705	73,267	$ 69.5	$ 949	$ 39.7	$ 27.9
		Q2 2020	100	6,116	2,048	4,783	0.73	0.23	83%	56,031	56,465	$ 66.1	$ 1,171	$ 33.9	$ 23.3
	Round Mountain	Q2 2021	100	2,551	1,133	2,552	0.54	0.38	76%	67,928	71,935	$ 60.2	$ 837	$ 20.2	$ 17.4
		Q1 2021	100	3,843	976	4,019	0.70	0.46	81%	74,286	73,878	$ 63.1	$ 854	$ 31.3	$ 17.0
		Q4 2020	100	6,542	988	6,315	0.92	0.50	83%	89,422	89,709	$ 62.2	$ 693	$ 41.2	$ 15.2
		Q3 2020	100	6,085	972	5,884	0.79	0.39	83%	76,039	72,717	$ 49.7	$ 683	$ 39.2	$ 11.6
		Q2 2020	100	4,431	911	4,357	0.80	0.36	84%	74,351	71,087	$ 51.6	$ 726	$ 36.9	$ 10.2
	Bald Mountain	Q2 2021	100	5,875	-	5,875	-	0.57	nm	36,887	41,383	$ 41.6	$ 1,005	$ 5.2	$ 39.1
		Q1 2021	100	2,025	-	2,025	-	0.48	nm	51,408	48,250	$ 37.0	$ 767	$ 8.9	$ 40.2
		Q4 2020	100	6,076	-	6,076	-	0.42	nm	51,487	57,087	$ 45.4	$ 795	$ 19.3	$ 44.3
		Q3 2020	100	4,922	-	4,922	-	0.56	nm	49,339	37,492	$ 32.1	$ 856	$ 23.4	$ 27.1
		Q2 2020	100	4,051	-	4,051	-	0.53	nm	48,368	49,594	$ 42.7	$ 861	$ 29.6	$ 30.2
	Paracatu	Q2 2021	100	12,624	14,138	-	0.37	-	76%	150,919	143,474	$ 108.7	$ 758	$ 27.5	$ 50.7
		Q1 2021	100	12,612	15,372	-	0.38	-	75%	126,547	126,811	$ 82.8	$ 653	$ 20.8	$ 37.7
		Q4 2020	100	12,611	12,655	-	0.51	-	77%	148,218	150,881	$ 91.2	$ 604	$ 61.6	$ 58.2
		Q3 2020	100	12,468	13,673	-	0.38	-	74%	131,000	128,782	$ 96.6	$ 750	$ 27.2	$ 42.4
		Q2 2020	100	15,223	14,703	-	0.40	-	74%	138,851	140,646	$ 83.6	$ 594	$ 49.1	$ 45.2
	Maricunga	Q2 2021	100	-	-	-	-	-	nm	-	580	$ 0.4	$ 690	$ -	$ 0.1
		Q1 2021	100	-	-	-	-	-	nm	-	731	$ 0.5	$ 684	$ -	$ 0.1
		Q4 2020	100	-	-	-	-	-	nm	414	2,035	$ 1.1	$ 541	$ -	$ 0.1
		Q3 2020	100	-	-	-	-	-	nm	3,132	4,442	$ 1.0	$ 225	$ -	$ 0.2
		Q2 2020	100	-	-	-	-	-	nm	-	1,159	$ 0.8	$ 690	$ -	$ 0.3
Russia	Kupol (c)(d)(f)	Q2 2021	100	319	424	-	8.43	-	95%	121,855	121,124	$ 74.5	$ 615	$ 5.5	$ 16.9
		Q1 2021	100	312	418	-	8.71	-	94%	122,252	122,153	$ 74.7	$ 612	$ 6.8	$ 18.2
		Q4 2020	100	293	432	-	9.24	-	95%	130,731	131,541	$ 79.1	$ 601	$ 15.1	$ 31.0
		Q3 2020	100	365	430	-	8.99	-	95%	128,144	126,637	$ 69.2	$ 546	$ 6.1	$ 27.0
		Q2 2020	100	386	416	-	9.73	-	95%	130,983	130,771	$ 79.3	$ 606	$ 5.9	$ 31.1
West Africa	Tasiast	Q2 2021	100	818	1,161	-	1.67	-	95%	62,438	70,695	$ 53.2	$ 753	$ 70.2	$ 54.2
		Q1 2021	100	843	1,504	-	1.85	-	96%	88,964	83,670	$ 51.3	$ 613	$ 68.6	$ 48.3
		Q4 2020	100	1,206	1,470	-	2.48	-	94%	111,028	107,865	$ 60.8	$ 564	$ 65.0	$ 46.5
		Q3 2020	100	1,338	1,244	-	2.78	-	94%	103,065	103,295	$ 65.2	$ 631	$ 50.0	$ 50.2
		Q2 2020	100	1,134	1,168	-	2.40		94%	88,579	98,679	$ 57.8	$ 586	$ 40.6	$ 54.8
	Chirano - 100%	Q2 2021	100	933	862	-	1.54	-	88%	38,625	40,517	$ 53.7	$ 1,325	$ 12.8	$ 19.0
		Q1 2021	100	735	821	-	1.81	-	88%	43,894	41,144	$ 52.8	$ 1,283	$ 10.1	$ 21.2
		Q4 2020	100	915	801	-	1.75	-	88%	39,121	40,202	$ 45.6	$ 1,134	$ 11.3	$ 13.1
		Q3 2020	100	768	815	-	1.87	-	88%	44,320	46,586	$ 56.1	$ 1,204	$ 5.0	$ 16.1
		Q2 2020	100	679	785	-	1.85	-	88%	38,683	40,084	$ 46.6	$ 1,163	$ 5.8	$ 13.1
	Chirano - 90%	Q2 2021	90	933	862	-	1.54	-	88%	34,762	36,465	$ 48.3	$ 1,325	$ 11.5	$ 17.1
		Q1 2021	90	735	821	-	1.81	-	88%	39,505	37,030	$ 47.5	$ 1,283	$ 9.1	$ 19.1
		Q4 2020	90	915	801	-	1.75	-	88%	35,209	36,182	$ 41.0	$ 1,134	$ 10.2	$ 11.8
		Q3 2020	90	768	815	-	1.87	-	88%	39,888	41,927	$ 50.5	$ 1,204	$ 4.5	$ 14.5
		Q2 2020	90	679	785	-	1.85	-	88%	34,815	36,076	$ 41.9	$ 1,163	$ 5.2	$ 11.8

(a)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(b)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(c)	The Kupol segment includes the Kupol and Dvoinoye mines. Mining activities were completed at Dvoinoye in the fourth quarter of 2020.
(d)	Kupol silver grade and recovery were as follows: Q2 2021: 77.19 g/t, 85%; Q1 2021: 69.95 g/t, 83%; Q4 2020: 65.05 g/t, 84%; Q3 2020: 74.19 g/t, 88%; Q2 2020: 70.36 g/t, 86%.
(e)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2021: 68.05:1; Q1 2021: 68.33:1; Q4 2020: 77.02:1; Q3 2020: 78.68:1; Q2 2020: 104.49:1.
(f)	Dvoinoye tonnes of ore processed and grade were as follows: Q2 2021: 103,607, 7.33 g/t; Q1 2021: 109,559, 6.56 g/t; Q4 2020: 115,998, 9.25 g/t; Q3 2020: 115,054, 9.44 g/t; Q2 2020: 113,472, 9.55 g/t.
(g)	"Capital expenditures" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statement of cash flows.
(h)	"nm" means not meaningful.

p. 14 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under International Financial Reporting Standards (“IFRS”) and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(unaudited, expressed in millions of U.S dollars, except per share amounts)	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Net earnings attributable to common shareholders - as reported	$ 119.3	$ 195.7	$ 268.8	$ 318.4
Adjusting items:
Foreign exchange losses (gains)	11.5	(9.7)	7.6	(7.4)
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(14.8)	27.6	(7.4)	53.9
Taxes in respect of prior periods	5.6	9.1	23.7	6.1
COVID-19 costs(a)	7.4	22.7	19.2	23.5
Round Mountain pit wall stabilization costs	23.1	-	26.6	-
Tasiast mill fire related costs	12.1	-	12.1	-
Reversal of impairment charge(b)	-	(48.3)	-	(48.3)
U.S. CARES Act net benefit	-	(5.0)	-	(25.4)
Tasiast strike costs	-	6.0	-	6.0
Other	(1.2)	1.1	10.5	0.1
Tax effect of the above adjustments	(6.5)	(5.2)	(11.8)	(5.5)
	37.2	(1.7)	80.5	3.0
Adjusted net earnings attributable to common shareholders	$ 156.5	$ 194.0	$ 349.3	$ 321.4
Weighted average number of common shares outstanding - Basic	1,261.3	1,257.6	1,260.2	1,256.1
Adjusted net earnings per share	$ 0.12	$ 0.15	$ 0.28	$ 0.26

(a)	Includes COVID-19 related labour, health and safety, donations and other support program costs.
(b)	During the three and six months ended June 30, 2020, the Company recognized a non-cash reversal of impairment charge of $48.3 million related to property, plant and equipment at Lobo-Marte. There was no tax impact of this impairment reversal.

p. 15 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Free cash flow is a non-GAAP measure and is defined as net cash flow provided from operating activities less capital expenditures. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow measure is not necessarily indicative of operating earnings or net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of free cash flow for the periods presented:

	Free Cash Flow
(unaudited, expressed in millions of U.S dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Net cash flow provided from operating activities - as reported	$ 388.2	$ 432.8	$ 668.0	$ 732.4

Less: Additions to property, plant and equipment	(205.4)	(214.3)	(409.6)	(405.7)

Free cash flow	$ 182.8	$ 218.5	$ 258.4	$ 326.7

Adjusted operating cash flow is a non-GAAP measure and is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(unaudited, expressed in millions of U.S dollars)	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Net cash flow provided from operating activities - as reported	$ 388.2	$ 432.8	$ 668.0	$ 732.4

Adjusting items:
Working capital changes:
Accounts receivable and other assets	19.2	49.1	24.3	127.7
Inventories	8.0	(31.6)	7.7	(39.3)
Accounts payable and other liabilities, including income taxes paid	(51.6)	(33.4)	63.4	14.7
	(24.4)	(15.9)	95.4	103.1
Adjusted operating cash flow	$ 363.8	$ 416.9	$ 763.4	$ 835.5

p. 16 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as reported on the interim condensed consolidated statement of operations divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties.

The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars, except ounces and production cost of sales per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Production cost of sales - as reported	$ 460.0	$ 428.5	$ 879.9	$ 849.8
Less: portion attributable to Chirano non-controlling interest(a)	(5.4)	(4.7)	(10.7)	(9.4)
Attributable(b) production cost of sales	$ 454.6	$ 423.8	$ 869.2	$ 840.4

Gold equivalent ounces sold	551,871	588,485	1,104,069	1,145,161
Less: portion attributable to Chirano non-controlling interest(j)	(4,052)	(4,008)	(8,166)	(7,942)
Attributable(b) gold equivalent ounces sold	547,819	584,477	1,095,903	1,137,219
Consolidated production cost of sales per equivalent ounce sold	$ 834	$ 728	$ 797	$ 742
Attributable(b) production cost of sales per equivalent ounce sold	$ 830	$ 725	$ 793	$ 739

See page 21 for details of the footnotes referenced within the table above.

p. 17 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars, except ounces and production cost of sales per ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Production cost of sales - as reported	$ 460.0	$ 428.5	$ 879.9	$ 849.8
Less: portion attributable to Chirano non-controlling interest(a)	(5.4)	(4.7)	(10.7)	(9.4)
Less: attributable(b) silver revenue(c)	(27.4)	(17.5)	(53.6)	(33.9)
Attributable(b) production cost of sales net of silver by-product revenue	$ 427.2	$ 406.3	$ 815.6	$ 806.5

Gold ounces sold	536,681	578,300	1,073,995	1,124,267
Less: portion attributable to Chirano non-controlling interest(j)	(4,045)	(4,001)	(8,152)	(7,925)
Attributable(b) gold ounces sold	532,636	574,299	1,065,843	1,116,342
Attributable(b) production cost of sales per ounce sold on a by-product basis	$ 802	$ 707	$ 765	$ 722

See page 21 for details of the footnotes referenced within the table above.

In November 2018, the World Gold Council (“WGC”) published updates to its guidelines for reporting all-in sustaining costs and all-in costs to address how the costs associated with leases, after a company’s adoption of IFRS 16, should be treated. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 18 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(unaudited, expressed in millions of U.S. dollars,	Three months ended		Six months ended
except ounces and costs per ounce)	June 30,		June 30,
	2021	2020	2021	2020

Production cost of sales - as reported	$460.0	$428.5	$879.9	$849.8
Less: portion attributable to Chirano non-controlling interest(a)	(5.4)	(4.7)	(10.7)	(9.4)
Less: attributable(b) silver revenue(c)	(27.4)	(17.5)	(53.6)	(33.9)
Attributable(b) production cost of sales net of silver by-product revenue	$427.2	$406.3	$815.6	$806.5
Adjusting items on an attributable(b) basis:
General and administrative(d)	31.4	24.7	65.4	56.5
Other operating expense - sustaining(e)	3.5	1.2	6.1	5.6
Reclamation and remediation - sustaining(f)	10.1	12.4	21.0	25.9
Exploration and business development - sustaining(g)	9.1	10.4	18.7	22.3
Additions to property, plant and equipment - sustaining(h)	69.2	97.9	124.5	164.3
Lease payments - sustaining(i)	7.9	4.5	15.4	8.8
All-in Sustaining Cost on a by-product basis - attributable(b)	$558.4	$557.4	$1,066.7	$1,089.9
Other operating expense - non-sustaining(e)	9.3	12.3	19.3	23.2
Reclamation and remediation - non-sustaining(f)	0.8	1.2	1.7	2.5
Exploration - non-sustaining(g)	24.0	7.2	39.6	14.2
Additions to property, plant and equipment - non-sustaining(h)	133.7	115.2	280.7	238.1
Lease payments - non-sustaining(i)	0.1	0.3	0.2	0.7
All-in Cost on a by-product basis - attributable(b)	$726.3	$693.6	$1,408.2	$1,368.6
Gold ounces sold	536,681	578,300	1,073,995	1,124,267
Less: portion attributable to Chirano non-controlling interest(j)	(4,045)	(4,001)	(8,152)	(7,925)
Attributable(b) gold ounces sold	532,636	574,299	1,065,843	1,116,342
Attributable(b) all-in sustaining cost per ounce sold on a by-product basis	$1,048	$971	$1,001	$976
Attributable(b) all-in cost per ounce sold on a by-product basis	$1,364	$1,208	$1,321	$1,226

See page 21 for details of the footnotes referenced within the table above.

p. 19 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the interim condensed consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(unaudited, expressed in millions of U.S. dollars, except ounces and costs per equivalent ounce)	Three months ended		Six months ended
	June 30,		June 30,
	2021	2020	2021	2020

Production cost of sales - as reported	$ 460.0	$ 428.5	$ 879.9	$ 849.8
Less: portion attributable to Chirano non-controlling interest(a)	(5.4)	(4.7)	(10.7)	(9.4)
Attributable(b) production cost of sales	$ 454.6	$ 423.8	$ 869.2	$ 840.4
Adjusting items on an attributable(b) basis:
General and administrative(d)	31.4	24.7	65.4	56.5
Other operating expense - sustaining(e)	3.5	1.2	6.1	5.6
Reclamation and remediation - sustaining(f)	10.1	12.4	21.0	25.9
Exploration and business development - sustaining(g)	9.1	10.4	18.7	22.3
Additions to property, plant and equipment - sustaining(h)	69.2	97.9	124.5	164.3
Lease payments - sustaining(i)	7.9	4.5	15.4	8.8
All-in Sustaining Cost - attributable(b)	$ 585.8	$ 574.9	$ 1,120.3	$ 1,123.8
Other operating expense - non-sustaining(e)	9.3	12.3	19.3	23.2
Reclamation and remediation - non-sustaining(f)	0.8	1.2	1.7	2.5
Exploration - non-sustaining(g)	24.0	7.2	39.6	14.2
Additions to property, plant and equipment - non-sustaining(h)	133.7	115.2	280.7	238.1
Lease payments - non-sustaining(i)	0.1	0.3	0.2	0.7
All-in Cost - attributable(b)	$ 753.7	$ 711.1	$ 1,461.8	$ 1,402.5
Gold equivalent ounces sold	551,871	588,485	1,104,069	1,145,161
Less: portion attributable to Chirano non-controlling interest(j)	(4,052)	(4,008)	(8,166)	(7,942)
Attributable(b) gold equivalent ounces sold	547,819	584,477	1,095,903	1,137,219
Attributable(b) all-in sustaining cost per equivalent ounce sold	$ 1,069	$ 984	$ 1,022	$ 988
Attributable(b) all-in cost per equivalent ounce sold	$ 1,376	$ 1,217	$ 1,334	$ 1,233

p. 20 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

(a)	The portion attributable to Chirano non-controlling interest represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(b)	“Attributable” includes Kinross' share of Chirano (90%) production and costs, and Manh Choh (70%) costs.
(c)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(d)	“General and administrative” expenses is as reported on the interim condensed consolidated statement of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(h)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, periodic capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital. Non-sustaining capital represents capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three and six months ended June 30, 2021, primarily related to major projects at Tasiast, Round Mountain, Fort Knox and La Coipa. Non-sustaining capital expenditures during the three and six months ended June 30, 2020, primarily related to major projects at Tasiast, Round Mountain and Fort Knox.
(i)	“Lease payments – sustaining” represents the majority of lease payments (as reported on the interim condensed consolidated statements of cash flows) and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.
(j)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(k)	“Average realized gold price per ounce” is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 21 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “2021 second-quarter highlights”, “CEO Commentary”, “Operating Results”, “Development Projects”, “Exploration Update”, and “Company Guidance” as well as statements with respect to our guidance for production, production costs of sales, cash flow, free cash flow, all-in sustaining cost of sales, and capital expenditures; the declaration, payment and sustainability of the Company’s dividends or share repurchases; optimization of mine plans; identification of additional resources and reserves; the schedules and budgets for the Company’s development projects; mine life and any potential extensions; the Company’s capital reinvestment program and continuous improvement initiatives and project performance or outperformance, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation permit applications and conversions, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “anticipate”, “believe”, “continue”, “estimates”, “expects”, “explore”, “future”, “growth”, “guidance”, “on budget”, “on schedule”, “on track”, “plan”, “potential”, “target” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2020, and the Annual Information Form dated March 30, 2021 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; the Lobo-Marte project; commencement of production at the La Coipa project; approval of an enhanced mine plan at Fort Knox; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions

p. 22 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

and uncertainty in the Russian Federation or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of revisions to the tax code in Mauritania, the European Union’s General Data Protection Regulation or similar legislation in other jurisdictions, potential amendments to and enforcement of tax laws in Russia, Ghana and Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), the modification or revocation of Russia’s international tax treaties, and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations, including the completion of the Lobo-Marte and Manh Choh feasibility studies and Udinsk pre-feasibility study; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of: the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) that the Brazilian power plants will operate in a manner consistent with our expectations; (16) that drawdown of remaining funds under the Tasiast project financing will proceed in a manner consistent with our current expectations; (17) potential direct or indirect operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19 pandemic; (18) the effectiveness of preventative actions and contingency plans put in place by the Company to respond to the COVID-19 pandemic, including, but not limited to, social distancing, travel restrictions, business continuity plans, and efforts to mitigate supply chain disruptions; (19) changes in national and local government legislation or other government actions, particularly in response to the COVID-19 pandemic; (20) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation the audit of mining companies in Ghana which includes the Corporation’s Ghanaian subsidiaries, litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom, the ongoing litigation with the Russian tax authorities regarding dividend withholding tax and the ongoing Sunnyside litigation regarding potential liability under the U.S. Comprehensive Environmental Response, Compensation, and Liability Act); (21) that the benefits of the definitive agreement with the Government of Mauritania will result in increased stability at the Company’s operations in Mauritania; (22) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained dividend payments; and (23) the impacts of the pit wall issues at Round Mountain being consistent with the Company’s expectations; (24) the estimated cost and projected timing of repairing and re-starting the Tasiast SAG mill being consistent with the Company’s current expectations; (25) the Company’s estimates regarding the timing of completion of the 21k and 24k projects; and (26) the estimated duration of the suspension of the Tasiast SAG mill being consistent with Kinross’ current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumption, sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; reductions in the ability of the Company to transport and refine doré; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2020 and the Annual Information Form dated March 30, 2021. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 23 Kinross reports 2021 second-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $14 impact on production cost of sales per ounce5.

Specific to the Russian rouble, a 10% change in the exchange rate would be expected to result in an approximate $15 impact on Russian production cost of sales per ounce.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $25 impact on Brazilian production cost of sales per ounce.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per ounce.

A $100 change in the price of gold would be expected to result in an approximate $5 impact on production cost of sales per ounce as a result of a change in royalties.

Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101. Mr. Sims was an officer of Kinross until December 31, 2020. Mr. Sims remains the Company’s qualified person as an external consultant.

Source: Kinross Gold Corporation

5 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 24 Kinross reports 2021 second-quarter results	www.kinross.com